UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. Important Event issued by Masisa S.A. on November 28, 2007:

MASISA S.A.
Publicly-Traded Corporation
Registered under Nº825 in the Securities Registry

SIGNIFICANT EVENT

Santiago, November 28, 2007

Mr.
Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 and in General Regulation Nº30 of the Superintendency of Securities and Insurance, and duly empowered to such effect by the board of Masisa S.A. (hereinafter referred to as “Masisa” or the “Company”), I hereby inform you of the following significant event:

In a board meeting of Masisa held on this same date, Julio Moura resigned as a director and President of the Masisa board, effective as of December 19. Moreover, Mr. Moura informed the board that he had resigned as President and CEO of GrupoNueva S.A. (hereinafter referred to as “GrupoNueva”), the controlling shareholder of Masisa. The Masisa board agreed to accept Mr. Moura’s resignation in the aforementioned terms and to appoint Mr. Roberto Salas to replace him as a director of Masisa, effective as of December 19, who will also take office as the President and CEO of GrupoNueva.

Furthermore, in the mentioned board meeting Mr. Patrick Nielson resigned as a director of Masisa, effective as of December 19. The Masisa board agreed to accept Mr. Nielson’s resignation in the aforementioned terms and to appoint Mr. Carlos Marín Olalla to replace him as a director of Masisa, effective as of December 19, who will also take office as the COO and CFO of GrupoNueva.

Messrs Salas and Marín expressly accepted their respective appointments as of the aforementioned date.

Pursuant to what is laid down in the final sub-paragraph of article 32 of Law N°18.046, the board shall be fully renewed in the next ordinary shareholders’ meeting of Masisa.

Yours faithfully,

Enrique Cibié Bluth
CEO
Masisa S.A.

Item 2. Press Release issued by Masisa S.A. on November 28, 2007:

For further information, please contact:	Investor Relations (56 2) 350 6038 investor.relations@masisa.com Internet: www.masisa.com

PRESS RELEASE

New President of GrupoNueva is appointed a Director of MASISA
-Replaces Julio Moura

Santiago, November 28, 2007. - MASISA S.A. (NYSE: MYS) (hereinafter referred to as “Masisa” or “the Company”) hereby informs that Roberto Salas, the new President and CEO of GrupoNueva, the controlling shareholder of Masisa, has today been appointed a director of the Masisa Board, replacing Julio Moura. Salas shall take office as of December 19.

Roberto Salas was until November 15, 2007 the President of the AMANCO group.

AMANCO, a leading piping system manufacturer in Latin America, with annual sales of around US$1 billion, belonged to GrupoNueva up to March this year when it was sold to the Mexican group Mexichem for US$630 million.

Moura said of Roberto Salas, who has been involved in GrupoNueva for over 15 years, that “I have no doubt that Roberto as the new President of the Board will make a decisive contribution to Masisa achieving new and greater objectives, as he did at Amanco, which under his undisputed leadership expanded and became the main company in its sector in Latin America.”

Masisa likewise informed that Carlos Marín was also today elected a Director of Masisa, effective as of December 19. Marín is currently the COO and CFO of GrupoNueva

Roberto Salas and Carlos Marín will replace Julio Moura and Patrick Nielson, respectively, as Directors of Masisa, who have resigned as of December 19 when the new President of Masisa will be elected.

About Masisa
Masisa is a leading furniture and interior architecture board production and marketing company in Latin America. It owns forest assets in most of the region, thereby guaranteeing the raw material for its board business. Masisa’s value proposal is to be a reliable brand, and a company close to all its stakeholders, anticipating market needs by means of product and service innovation, and operating responsibly towards society and the environment.

Masisa has 14 production plants in Chile, Argentina, Brazil, Venezuela and Mexico, all of which will have the ISO 14,001 and OHSAS 18,001 certification. Masisa is currently building an MDP plant in Montenegro, Brazil that will have a production capacity of 550,000 m3 a year and will be the Company’s largest plant in Latin America, mainly for supply to the Brazilian market.

Masisa has three other divisions that operate in synergy with its core board division: forestry, solid wood and retail.

Masisa is a publicly-traded corporation and its shares are traded on the Santiago Stock Exchange, and on the New York Stock Exchange (NYSE: MYS) in the form of ADRs. The Company had consolidated net sales of US$886.5 million in 2006.

Forecasts and Estimates

This press release may contain forecasts, which are different statements from historical facts or current conditions, and include the management’s current vision and estimates of future circumstances, industry conditions and the Company’s performance. Some forecasts may be identified by the use of terms such as “may,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “forecasts” and other similar expressions. Statements about future market share, projected future competitive strengths, the implementation of significant operating and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity, or operating income are examples of forecasts. Such statements reflect the current management vision and are subject to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. These statements are made based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could lead to the current results of Masisa, and the projected Company activities, to materially differ from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007

Masisa S.A.

By:	/s/ Patricio Reyes
Patricio Reyes General Counsel